CONTENT LAUNCH SOLUTIONS INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Content Launch Solutions Inc.
Carlsbad, California

We have reviewed the accompanying financial statements of Content Launch Solutions Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Content Launch Solutions Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
August 11, 2022

CONTENT LAUNCH SOLUTIONS INC.
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 499	$ 2,552
Prepaid expenses and other current assets	3,896	-
TOTAL CURRENT ASSETS	4,395	2,552
TOTAL ASSETS	$ 4,395	$ 2,552

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 3,336	$ 836
Factoring liability	15,812	-
SBA PPP loan	-	20,832
Deferred revenue	19,428	20,406
Note payable - current portion	17,110	62,833
TOTAL CURRENT LIABILITIES	55,686	104,907
LONG-TERM LIABILITIES		
Due to related party	-	48
Note payable	8,428	-
TOTAL LONG-TERM LIABILITIES	8,428	48
TOTAL LIABILITIES	64,114	104,955
SHAREHOLDERS' EQUITY		
Common stock, see note 8	664,498	664,498
Accumulated deficit	(724,217)	(766,901)
TOTAL SHAREHOLDERS' EQUITY	(59,719)	(102,403)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,395	$ 2,552

See independent accountant's review report and accompanying notes to financial statements.

CONTENT LAUNCH SOLUTIONS INC.
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 328,551	$ 191,066
COST OF GOODS SOLD	29,354	11,411
GROSS PROFIT	299,197	179,655
OPERATING EXPENSES		
Contractor expense	22,020	24,960
General and administrative	59,543	46,000
Management fee	152,822	-
Professional fees	4,263	6,881
Sales and marketing	7,305	684
TOTAL OPERATING EXPENSES	245,953	78,525
NET OPERATING INCOME	53,244	101,130
OTHER INCOME/(EXPENSES)		
Other income	144	250
Loss on account factoring	(6,729)	-
Forgiveness of SBA PPP loan	20,832	-
Interest expense	(23,568)	(19,785)
TOTAL OTHER INCOME/(EXPENSES)	(9,321)	(19,535)
NET INCOME (LOSS) BEFORE TAXES	43,923	81,595
INCOME TAX EXPENSE	1,239	6,434
NET INCOME	$ 42,684	$ 75,161

See independent accountant's review report and accompanying notes to financial statements.

CONTENT LAUNCH SOLUTIONS INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Common Stock			
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total
ENDING BALANCE, JANUARY 1, 2020	10,692,367	$ 624,500	$ (842,062)	$ (217,562)
Issuance of common stock in exchange for services	19,445	4,861	-	$ 4,861
Conversion of convertible note payable	55,555	35,137	-	$ 35,137
Net income	-	-	75,161	$ 75,161
ENDING BALANCE, DECEMBER 31, 2020	10,767,367	$ 664,498	$ (766,901)	$ (102,403)
Net income	-	-	42,684	$ 42,684
ENDING BALANCE, DECEMBER 31, 2021	**10,767,367**	**$ 664,498**	**$ (724,217)**	**$ (59,719)**

See independent accountant's review report and accompanying notes to financial statements.

CONTENT LAUNCH SOLUTIONS INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 42,684	$ 75,161
Adjustments to reconcile net income to net cash provided by operating activities:		
Common stock issued in exchange for services	-	4,861
Forgiveness of SBA PPP loan	(20,832)	-
(Increase) decrease in assets:		
Prepaid interest	(3,896)	-
Increase (decrease) in liabilities:		
Accounts payable	2,500	836
Accrued interest	8,428	3,119
Deferred revenue	(978)	20,406
CASH PROVIDED BY OPERATING ACTIVITIES	27,906	104,383
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SBA PPP loan	-	20,832
Issuance of accounts receivable factoring	15,812	-
Repayment of notes payable, net of issuances	(45,723)	(26,334)
Repayment of due to related party	(48)	(98,253)
CASH USED FOR FINANCING ACTIVITIES	(29,959)	(103,755)
NET INCREASE (DECREASE) IN CASH	(2,053)	628
CASH AT BEGINNING OF YEAR	2,552	1,924
CASH AT END OF YEAR	$ 499	$ 2,552
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 56,901	$ -
INCOME TAXES	$ 1,239	$ 5,598

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Content Launch Solutions Inc. (the "Company") was incorporated in the State of Delaware on June 10, 2016. The Company specializes in marketing software for small and medium sized businesses that is entirely cloud based and intuitive to use. Additionally, the application allows for one to plan, create and distribute content, as well as order content from their team of content writers.

Going Concern
Since Inception, the Company has relied on funds from the issuance of common stock to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021 and 2020, the Company had no accounts receivable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company recorded income tax expense of $1,239 and $6,434 for the years ending December 31, 2021, and 2020, respectively.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling access to marketing software. The Company's payments are generally collected upfront. For years ending December 31, 2021 and 2020 the Company recognized $328,551 and $191,066 in revenue, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is

1. Summary of Significant Accounting Policies (continued)

Stock Compensation Expense
determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021 and 2020 was nil and $4,861, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options* (*Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Convertible Notes

During 2018, the Company issued one convertible promissory note for a total of $25,000 with 15% APRs and a maturity date in 2020. The note and its associated accrued interest was converted into 55,555 shares of common stock during the year ending December 31, 2020.

4. Due to Related Party

Since inception, the majority shareholder of the Company loaned the Company a total of nil and $48, respectively, as of December 31, 2021, and 2020. Per the loan agreement, the loan has no interest or maturity date. Management does not intend to pay back the note within the next year.

5. Notes Payable

Debt consisted of the following at December 31, 2021 and 2020:

	2021	2020
Contract note payable; flat fee interest of $25,000 on $50,000 principal, maturing in December 2018, no minimum monthly payment, collateralized by all Company assets.	$ -	$ 62,833
Contract note payable; prepaid interest of $4,698, maturing in April 2023, $3,422 minimum payment every 60-days, collateralized by Company receivables.	25,538	$ -
Less: Current portion of notes payable	17,110	62,833
Long term portion of notes payable	8,428	-

Maturity of the notes payable is as follows:

December 31, 2022	$ 17,110
December 31, 2023	8,428
	$ 25,538

6. SBA PPP Loan

In 2020, the Company received loan proceeds of $20,832 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines.

Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2021, the Company received notice that the PPP funds were fully forgiven.

7. Factoring Liability

In December 2021, the Company entered into a factoring agreement for a total of $17,135 of future sales in exchange for $10,406 cash. Per the terms of the agreement, the Company will pay the factor 20% of its future receipts, with a minimum daily payment of $189. As of December 31, 2021, and 2020, the of the factoring liability was $15,812 and nil, respectively.

8. Equity

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 2,550,369 shares at no par value per share. As of December 31, 2021, and 2020, no shares of Preferred Stock have been issued and none are outstanding.

8. **Equity (continued)**

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,767,367 shares, at no par value per share. As of December 31, 2021, and 2020, 10,767,367 shares have been issued and are outstanding.

9. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on June 10, 2016, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10. **Subsequent Events**

Notes Payable
During 2022, the Company took out two additional loans. The first loan was in exchange for $10,000 cash. The loan carries a minimum daily (Monday – Friday) payment of $148, matures in December 2022, and has a flat fee of $5,000. The second loan was in exchange for $8,750 cash. The loan carries a minimum 60-day payment of $536 (or 12.5% of daily sales) and has a flat fee of $897.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a 6.5% commission fee on funds sourced through WeFunder in this offering.

Managements Evaluation
The Company has evaluated subsequent events through August 11, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.